EXHIBIT 4.107

Dated: 22 February 2006

(1) **DRD (Isle of Man) Limited**

(2) **DRD(Offshore) Limited**

SALE AGREEMENT (EMPEROR)

Maitland & Co
Falcon Cliff, Palace Road
Douglas
Isle of Man
Tel: +44 1624 630000
www.maitlandgroup.com

ws6f

SHARE SALE AGREEMENT

This agreement is made on 22 February 2006

Between:

(1)   **DRD (Isle of Man) Limited**, a company incorporated in accordance with the laws of the Isle of Man with its registered address at 14/15 Mount Havelock, Douglas, IM1 2QG, Isle of Man ("**DRDIOM**"); and

(2)   **DRD(Offshore) Limited**, a company incorporated in accordance with the laws of the Isle of Man with its registered address at 14/15 Mount Havelock, Douglas, IM1 2QG, Isle of Man ("**DRD(Offshore)**").

Recitals:

A.   DRDIOM is the beneficial owner of the Shares in Emperor.

B.   DRDIOM wishes to sell all of its rights, title and interests in the Shares to DRD(Offshore) and DRD(Offshore) wishes to purchase the Shares from DRDIOM on the terms set out in this Agreement.

It is agreed as follows:

1.   **Definitions**

1.1   In this Agreement, unless the context clearly indicates to the contrary, the following words and expressions shall have the meanings ascribed to them hereunder:

1.1.1   "**Agreement**" means this Share Sale Agreement;

1.1.2   **"Business Day"** means a day (other than a Saturday or a Sunday) on which banks are open for business in the Isle of Man;

1.1.3   "**Completion**" means completion of the transactions set out in this Agreement, pursuant to clause 6 of this Agreement;

1.1.4   **"Completion Date"** means the fifth Business Day following the date on which all the conditions set out in clause 2.1 are met;

1.1.5   "**the Consideration**" means the US Dollar amount equal to the value of the Shares, calculated by using the closing market price of Emperor shares on the Australian Stock Exchange Limited and the Australian Dollar / US Dollar exchange rate as at the close on the date of Completion, to be paid in accordance with the provisions of clause 4;

1.1.6   **"Cut Off Date"** means 15 March 2006 or such later date as DRDIOM and DRD(Offshore) agree;

1.1.7   **"DRDGOLD"** means DRDGOLD Limited, a company incorporated in accordance with the laws of South Africa with its registered address at EBSCO House 4, 299, Pendoring Avenue, Blackheath, 2195, South Africa;

1.1.8   "**Effective Date**" means 1 January 2006;

1.1.9 **"Emperor"** means Emperor Mines Limited, a company incorporated in accordance with the laws of Australia having its registered address at Level 1, 490 Upper Edward Street, Spring Hill 4004, Brisbane, Queensland;

1.1.10 **"Encumbrance"** means all security interests, options, liens, mortgages, charges, pledges, assignments, hypothecations, equities, claims, powers of sale or other third party rights including rights of pre-emption of any nature whatsoever;

1.1.11 **"Investec (Mauritius)"** means Investec Bank (Mauritius) Limited (Reg No 8752/3362) of 7th Floor, Harbour Front Building, John Kennedy Street, Port Louis, Mauritius;

1.1.12 **"Investec Bank"** means Investec Bank Limited (Reg No 1969/004763/06) of 100 Grayston Drive, Sandown, Sandton, 2196, Republic of South Africa;

1.1.13 **"Investec Facility Agreements"** means the facility A loan agreement between Investec (Mauritius) and DRDIOM dated 13 October 2004, the facility B loan agreement between Investec (Mauritius) and DRDIOM dated 3 March 2005, the Common Terms Agreement between DRDIOM and Investec (Mauritius) dated 13 October 2004 as well as the associated agreements entered into between DRDGOLD, Investec (Mauritius) and Investec Bank; and

1.1.14 "**the Shares**" means the entire shareholding of DRDIOM in the issued share capital of Emperor at the time of Completion.

1.2 In this Agreement, except to the extent that the context otherwise requires or it is otherwise expressed or stipulated:

1.2.1 words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa;

1.2.2 a "**clause**" is a reference to a clause of this Agreement;

1.3 Headings are for ease of reference only and shall not affect the interpretation of this Agreement.

2. **Conditions**

2.1 This Agreement is conditional upon:

2.1.1 **DRDIOM shareholder approval**: to the extent required by law, the sale and purchase of the Shares in terms of this Agreement and the performance of DRDIOM's obligations under this Agreement are approved by the necessary majority at a meeting of the shareholders of DRDIOM; and

2.1.2 **Investec Approval**: the sale and purchase of the Shares and the performance by DRDIOM of its obligations under this Agreement is approved by Investec (Mauritius) and/or Investec Bank under the Investec Facility Agreements to the extent required and, if that approval is subject to conditions, those conditions are reasonably acceptable to DRDGOLD.

2.2 **Use reasonable endeavors**

2.2.1 DRDIOM is responsible for and must use its reasonable endeavours to ensure that the conditions contained in clause 2.1 are satisfied as expeditiously as possible and in any event on or before the Cut Off Date.

2.2.2 Each party must expeditiously provide all reasonable assistance and all information as may be reasonably requested to the others as is necessary to satisfy the conditions in clause 2.1.

2.3 **Notice of conditions**

Each party agrees to notify each other party immediately upon becoming aware that a condition in clause 2.1:

(a) has been satisfied; or

(b) is incapable of being satisfied on or before their respective due dates.

2.4 **Failure of conditions precedent**

2.4.1 A party may, by not less than two Business Days' notice to the other parties, terminate this Agreement at any time prior to Completion if:

(a) the conditions in clause 2.1 are not satisfied by the Cut Off   Date; or

(b) following receipt of a notice served pursuant to clause 2.3(b), the parties agree in writing that any of the conditions in clause 2.1 are incapable of being satisfied.

2.4.2 The conditions in clause 2.1 are for the benefit of both DRDIOM and DRD(Offshore) and may be waived only by agreement between DRDIOM and DRD(Offshore).

2.5 **Effect of termination**

If this Agreement is terminated under clause 2.4, then:

2.5.1 each party is released from its obligations under this Agreement except those expressed to survive termination;

2.5.2 each party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination; and

2.5.3 the rights and obligations of each party under each of clauses 8, 11 and 12 will continue independently from the other obligations of the parties and survive termination of this Agreement.

2.6 **Effect of conditions**

The conditions in clause 2.1 are conditions precedent to the operation of clause 3 (Sale of Sale Shares) and clause 6 (Completion) and for the avoidance of doubt, nothing in this Agreement will cause a binding agreement for the transfer or subscription of shares to arise unless and until those conditions have been satisfied and no person will obtain rights in relation to shares as a result of this Agreement unless and until those conditions have been satisfied.

3.   **Sale of Shares**

DRDIOM hereby sells as beneficial owner free from all liens, pledges and any other encumbrances to DRD(Offshore), who hereby purchases, the Shares with effect from the Effective Date, with the intent that as from that date all rights and advantages accruing to the Shares, including any dividends or distributions thereafter declared or paid on the Shares, shall belong to DRD(Offshore), but prior to that date shall accrue to DRDIOM.

4.   **Consideration**

The Consideration for the Shares payable by DRD(Offshore) to DRDIOM shall remain outstanding on loan account on the terms and conditions set out below.

5.   **Consideration Loan Account**

5.1   DRDIOM agrees to lend to DRD(Offshore) and DRD(Offshore) agrees to borrow from DRDIOM the Consideration (hereinafter **"the Consideration Loan Account"**). The Consideration shall be deemed to have been advanced to DRD(Offshore) on the Effective Date and used by DRD(Offshore) to pay DRDIOM for the Shares.

5.2   Unless DRDIOM and DRD(Offshore) shall agree otherwise in writing, the Consideration Loan Account shall be interest free.

5.3   The amount of the Consideration Loan Account outstanding from time to time shall be repaid in whole or in part forthwith on receipt of a written notice from DRDIOM to DRD(Offshore) requesting such repayment.

5.4   All repayments of the Consideration Loan Account under this Agreement shall be made to DRDIOM in US dollars to an account with a bank nominated by DRDIOM.

5.5   DRDIOM shall be entitled upon notice to, but without having obtained the consent of, DRD(Offshore) to transfer to any person DRDIOM's right, title and interest in and to the Consideration Loan Account.

6.   **Completion**

6.1   Completion shall take place at 14:00 (UK time) on the Completion Date at the offices of Duncan Lawrie, 14/15 Mount Havelock, Douglas, Isle of Man.

6.2   Upon Completion:

6.2.1   DRDIOM shall deliver to DRD(Offshore) duly completed and signed transfer forms with regard to the Shares, in favour of DRD(Offshore) or as it may direct, together with the original share certificates relating to the Shares; and

6.2.2   the Consideration Loan Account shall come into being.

6.3   Each party undertakes to execute or procure the execution of all such deeds and documents and do all such things as may be required for perfecting the transactions intended to be effected under or pursuant to this Agreement.

7.   **Warranties**

    7.1   DRDIOM warrants and represents to DRD(Offshore) that it is entitled and able to give DRD(Offshore) free and unencumbered title to the Shares.

    7.2   Each of the parties warrants and represents to the other as follows:

        7.2.1   that this Agreement constitutes a legal, valid and binding obligation on the parties, as the case may be, in accordance with its terms; and

        7.2.2   that it has full capacity, power and authority to enter into this Agreement and to perform its obligations hereunder and that the execution and delivery hereof and the performance by DRDIOM or DRD(Offshore), as the case may be, of its obligations hereunder are in no way limited or prohibited by and will not cause the breach of any other agreement, undertaking or obligation to which DRDIOM or DRD(Offshore), as the case may be, is party, has made or has assumed.

8.   **Confidentiality**

Neither DRD(Offshore) nor DRDIOM shall publish any document or make any statement to any person relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior written approval of the other party hereto to the contents thereof and the manner of its presentation or publication.

9.   **Third Parties**

The parties hereto shall use their respective best endeavours to procure that any necessary third party shall do and execute and perform all such further deeds, documents, assurances, acts and things to give effect to the terms of this Agreement.

10.   **General**

    10.1   This Agreement and the documents and transactions referred to in it contain the whole agreement between the parties relating to the transaction contemplated by this Agreement and supersede all previous agreements between the parties in relation to these transactions.

    10.2   Each party acknowledges that in entering into this Agreement (or any ancillary agreements or documents) it has not relied on any representation, warranty, agreement, statement or other assurance (except those set out in this Agreement) made by or on behalf of any party and that (in the absence of fraud) it will not have and it hereby explicitly waives any right or remedy arising out of any representation, warranty, agreement, statement or other assurance not set out in this Agreement.

    10.3   No variation or agreed termination of this Agreement shall be of any force or effect unless in writing and signed by each party.

    10.4   The failure to exercise or any delay in exercising any right or remedy under this Agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.

10.5   This Agreement shall be personal to the parties and no party shall be entitled to assign its rights or obligations under this Agreement to any person without the prior written consent of each other party.

11.   **Notices**

11.1   The parties hereby choose the following addresses as their addresses for service for all purposes in terms of or arising from this Agreement, provided that each party may, by notice in writing, alter its address to another address:

    11.1.1   In the case of DRDIOM: 14/15 Mount Havelock
                                                      Douglas
                                                      IM1 2QG
                                                      Isle of Man

                Facsimile: +44 01624 676315

                Marked for the attention of: Company Secretary

    11.1.2   In the case of DRD(Offshore): 14/15 Mount Havelock
                                                          Douglas
                                                           IM1 2QG
                                                           Isle of Man

                Facsimile: +44 01624 676315

                Marked for the attention of: Company Secretary

11.2   Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or if delivered by commercial courier on the date of signature of the courier's receipt, or if sent by facsimile thirty minutes after successful transmission.

12.   **Applicable Law**

12.1   The validity, construction and effect of this Agreement and each and every provision hereof shall be governed by and construed in accordance with the laws of the Isle of Man.

12.2   The Parties consent to the non-exclusive jurisdiction of the courts of the Isle of Man.

13.   **Counterparts**

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

This agreement has been entered into on the date stated at the beginning of this document.

Executed by:	/s/ PF Mathews	)
	PF Mathews	
For and on behalf of		)
DRD (Isle of Man) Limited		)
in the presence of:		)

Executed by: <u>/s/ M Wellesley-Wood</u>
                  M Wellesley-Wood

For and on behalf of	)
DRD(Offshore) Limited	)
in the presence of:	)